Exhibit 99.1

OKYO Pharma Announces First Patients Enrolled in Phase 3 Pivotal Trial of Urcosimod for Neuropathic Corneal Pain

●	NEPTUNE is evaluating urcosimod as a potential first-in-class treatment for neuropathic corneal pain
●	First patients enrolled by Dr. Melissa Toyos at Toyos Clinic in Nashville, TN

London and New York, NY, October 6, 2026. OKYO Pharma Limited (Nasdaq: OKYO), a clinical-stage biopharmaceutical company developing investigational therapies for the treatment of neuropathic corneal pain (NCP) and anterior segment eye diseases, today announced first patients enrolled in Phase 3 NEPTUNE trial of urcosimod for neuropathic corneal pain (NCP).

“Neuropathic corneal pain is one of the most debilitating conditions I see in my practice, and right now we have no FDA approved therapy to offer these patients, many of whom have tried everything and are still suffering,” said Melissa Toyos, MD. “I believe this trial represents an important step toward determining whether this investigational therapy can address the significant unmet need faced by patients with neuropathic corneal pain.”

Neuropathic corneal pain (NCP) is a chronic, often severe, debilitating condition characterized by severe pain and sensitivity of the eyes, and in some cases the face or head. It is thought to result from damage or dysfunction of the corneal sensory nerves, often in combination with inflammatory processes, and may occur in association with a variety of underlying ocular conditions exhibiting pain that may be disproportionate to observable clinical findings. NCP remains a condition with no FDA-approved treatment options, representing a significant unmet medical need for patients.

“The activation of the first site and initiation of OKYO’s NEPTUNE trial represent an important milestone for building the clinical evidence necessary to support the potential first disease modifying treatment for neuropathic corneal pain (NCP),” said Flavio Mantelli, MD, PhD, Chief Medical Officer of OKYO Pharma. “We are honored to have Dr. Toyos enroll the first patients in the study while activation of other sites expands across leading U.S. medical centers.”

About NEPTUNE Phase 3 Study

The NEPTUNE (Neuropathic Eye Pain Treatment with Urcosimod & Nerve Evaluation) is evaluating urcosimod for neuropathic corneal pain (NCP) clinical trial has initiated in the United States. Patients will be enrolled at multiple clinical sites across the United States and Europe, including Italy, Spain, and France. Patients will receive 4 drops per day for 12 weeks. The primary efficacy endpoint is the change from baseline to end of treatment in ocular pain assessed by VAS score. Additional efficacy endpoints include Quality-of-Life scores and in-vivo confocal microscopy (IVCM) findings. The multicenter trial is designed as a registrational study in accordance with the U.S. Food and Drug Administration (FDA) guidance. For more information on the NEPTUNE study, please visit: NEPTUNE and NCT07838506 on clinicaltrials.gov.

About Urcosimod

OKYO’s lead candidate, urcosimod, is a first-in-class, lipid-conjugated chemerin peptide agonist of the ChemR23 G-protein-coupled-receptor which is typically found on immune cells of the eye responsible for the ocular inflammatory response, as well as on neurons and glial cells in the dorsal root ganglion. Urcosimod has demonstrated ocular analgesic and anti-inflammatory pharmacologic activity through its dual mechanism of action, supporting its therapeutic potential to address the significant unmet medical need for patients with neuropathic corneal pain.

About OKYO Pharma

OKYO Pharma Limited (Nasdaq: OKYO) is a clinical-stage biopharmaceutical company developing innovative therapies for the treatment of neuropathic corneal pain (NCP) and anterior segment eye diseases, with ordinary shares listed for trading on the Nasdaq Capital Market. For more information, please visit www.okyopharma.com and follow us on LinkedIn.

For further inquiries:

OKYO Pharma Ltd

Paul Spencer

Business Development and Investor Relations

+44 (0) 207 495 2379

Email: info@okyopharma.com